UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  [  ] Form 10-K   Form 20-F   [  ] Form 11-K   [ X ] Form 10-Q   [  ] Form 10-D   [  ] Form N-SAR   [  ] Form N-CSR

For Period Ended:  August 31, 2008
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Greystone Logistics, Inc.
Full Name of Registrant
Former Name if Applicable 1613 East 15th Street
Address of Principal Executive Office (Street and Number) Tulsa, Oklahoma 74120
City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.
(Attach Extra Sheets if Needed)

The Registrant’s limited personnel and resources have impaired its ability to prepare and timely file its Quarterly Report on Form 10-Q for the period ended August 31, 2008.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

          Warren F. Kruger                                                  (918)                       583-7441

(Name)                                                           (Area Code)(Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

 [X] Yes     [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 [X] Yes     [  ] No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Greystone Logistics, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 16, 2008	By:	/s/ Warren F. Kruger
Warren F. Kruger
President & Chief Executive Officer

ATTACHMENT

The net income for the three month period ended August 31, 2008, is expected to be approximately $50,000 compared to a net income of $176,604 for the three month period ended August 31, 2007.

The net loss to common shareholders for the three month period ended August 31, 2008, is expected to be approximately $(54,000), or $(0.00) per share, compared to net income of $31,672, or $0.00 per share, for the three month period ended August 31, 2007.

The change in net income for the three month period ended August 31, 2008, when compared to the net income for the three month period ended August 31, 2007, is primarily related to a decrease in sales of approximately $1,424,000 for fiscal year 2009 over fiscal year 2008.